FIRST AMENDMENT TO CREDIT AGREEMENT
This FIRST AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) dated as of August 15, 2017 is among CANADA GOOSE HOLDINGS INC., a corporation existing under the laws of British Columbia (“Holdings”), CANADA GOOSE INC., a corporation existing under the laws of Ontario (the “Borrower”), the subsidiaries of the Borrower listed on the signature pages hereto, the lenders listed on the signature pages hereto and CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as administrative agent (in such capacity, the “Administrative Agent”) and as collateral agent (in such capacity, the “Collateral Agent”).

RECITALS:
WHEREAS, the Borrower, Holdings, the lenders from time to time party thereto (the “Lenders”), the Administrative Agent, the Collateral Agent and certain other parties have entered into that certain Credit Agreement dated as of December 2, 2016 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”);

WHEREAS, pursuant to and in accordance with Section 13.1 of the Credit Agreement, the Borrower, Holdings and the Required Lenders have agreed to amend certain provisions of the Credit Agreement upon the terms and subject to the conditions set forth below.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

        Section 1. Defined Terms. Except as otherwise defined in this Amendment, capitalized terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Section 2. Amendments to the Credit Agreement. Subject only to the satisfaction or waiver of the conditions set forth in Section 3 hereof, effective as of the First Amendment Effective Date (as defined in Section 3 hereof), the Credit Agreement is hereby amended as follows:

(a)    Section 1.1 of the Credit Agreement is hereby amended by inserting the following new defined terms in proper alphabetical order thereto:
""First Amendment Effective Date" shall have the meaning assigned to such term in that certain First Amendment to Credit Agreement, dated as of August 15, 2017, among Holdings, the Borrower, the Subsidiaries of the Borrower party thereto, the Lenders party thereto, the Administrative Agent and the Collateral Agent."
““Repricing Transaction” shall mean (i) the incurrence by the Borrower of any Indebtedness in the form of a senior secured first lien term loan that is broadly marketed or syndicated to banks and other institutional investors (a) with an Effective Yield that is less than the Effective Yield for the Initial Term Loans being refinanced, but excluding Indebtedness incurred in connection with a Qualifying IPO, Change of Control, any Permitted Acquisition or other acquisition or Investment or Restricted Payment permitted hereunder, or any transaction not otherwise permitted under this Agreement or that results in an increase of the Term Loans, and (b) the proceeds of which are used substantially concurrently to prepay (or, in the case of a conversion, deemed to prepay or replace), in whole or in part, outstanding principal of Initial Term Loans, or (ii) any amendment of this Agreement, the primary purposes of which is the effective reduction in the Effective Yield for the Initial Term Loans, except for a reduction in connection with a Qualifying IPO, Change of Control, any Permitted Acquisition, Investment or other acquisition or Restricted Payment permitted hereunder, or any transaction not otherwise permitted under this Agreement or that results in an increase of the Term Loans.”
(b)    The defined term “Permitted Other Indebtedness” in Section 1.1 of the Credit Agreement is hereby amended by inserting the words “that are broadly syndicated and” in clause (e) thereof immediately after the words “in the form of term loans”.
(c)    Section 2.14(d)(iv) of the Credit Agreement is hereby amended by replacing the reference therein to "eighteen (18) months after the Closing Date" with a reference to "eighteen (18) months after the First Amendment Effective Date".
(d)    Section 5.1 of the Credit Agreement is hereby amended by inserting the following Section 5.1(c) immediately after Section 5.1(b) of the Credit Agreement:
“(c)    In the event that, prior to the six-month anniversary of the First Amendment Effective Date, the Borrower (i) makes any prepayment of Initial Term Loans in connection with any Repricing Transaction the primary purpose (as determined by the Borrower in good faith) of which is to decrease the Effective Yield on such Initial Term Loans or (ii) effects any amendment of this Agreement resulting in a Repricing Transaction the primary purpose (as determined by the Borrower in good faith) of which is to decrease the Effective Yield on the Initial Term Loans, the Borrower shall pay to the Administrative Agent, for the ratable account of each of the applicable Lenders, (x) in the case of clause (i), a prepayment premium of 1.00% of the principal amount of Initial Term Loans being prepaid in connection with such Repricing Transaction and (y) in the case of clause (ii), a premium equal to 1.00% of the aggregate principal amount of the Initial Term Loans outstanding immediately prior to such amendment that are subject to an effective pricing reduction pursuant to such Repricing Transaction.
(e)    Section 5.1(a) of the Credit Agreement is hereby amended by inserting the words “other than as set forth in Section 5.1(c),” in the first sentence immediately prior to the words “without premium or penalty”.
(f)    Section 9.1(c) of the Credit Agreement is hereby amended and restated in entirety to read as follows:
"(c)    [Reserved]."
(g)    Section 10.1(n) of the Credit Agreement is hereby amended by replacing the reference therein to "the greater of (A) $20,000,000 and (B) 37.5%" with a reference to "the greater of (A) $27,000,000 and (B) 50.5%".
Section 3. Effectiveness. This Amendment shall become effective as of the date hereof (the “First Amendment Effective Date”) so long as each of the following conditions precedent shall have been satisfied, or waived by the Required Lenders:

(a)    This Amendment. The Administrative Agent shall have received this Amendment executed and delivered by a duly authorized officer of the Borrower, Holdings, the Administrative Agent and the Required Lenders.
(b)    Fees and Expenses. The Borrower shall have paid all costs and out-of-pocket expenses (including attorneys’ fees) incurred by the Agents in connection with this Amendment to the extent invoiced on or prior to the First Amendment Effective Date and to the extent required to be paid by the Borrower pursuant to Section 12.7 of the Credit Agreement.
(c)    Representations and Warranties. Each of Holdings and the Borrower shall have certified as of the First Amendment Effective Date (immediately after giving effect to this Amendment) to the Administrative Agent that the representations and warranties set forth in Section 4 hereof are true and correct in all material respects, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true and correct in all material respects on and as of such earlier date; provided, that, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof.
Section 4. Representations and Warranties. To induce the other parties hereto to enter into this Amendment, each of the Borrower and Holdings represent and warrant to each of the Lenders and the Administrative Agent that, as of the First Amendment Effective Date and immediately after giving effect to the amendments to occur on the First Amendment Effective Date, as follows:

(a)    This Amendment has been duly authorized by all necessary corporate, limited liability company or other entity action of the Borrower and Holdings, has been executed and delivered by each of the Borrower and Holdings and constitutes, and the Credit Agreement as amended hereby will constitute, its legal, valid and binding obligation, enforceable against each of the Borrower and Holdings in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.
(b)    The representations and warranties of each Credit Party set forth in the Credit Documents are, immediately after giving effect to this Amendment on such date, true and correct in all material respects on and as of the First Amendment Effective Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties were true and correct in all material respects as of such earlier date); provided, that, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof.
(c)    Immediately after giving effect to this Amendment, no event shall have occurred and be continuing that would constitute a Default or an Event of Default.
Section 5. Effects on Credit Documents.

(a)    Except as specifically amended herein, all Credit Documents shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.
(b)    The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Lender, the Administrative Agent or the Collateral Agent under any of the Credit Documents, nor constitute a waiver of any provision of the Credit Documents or in any way limit, impair or otherwise affect the rights and remedies of the Lenders, the Administrative Agent or the Collateral Agent under the Credit Documents.
(c)    The Borrower and the other parties hereto acknowledge and agree that, on and after the First Amendment Effective Date, this Amendment shall constitute a Credit Document for all purposes of the Credit Agreement.
(d)    On and after the First Amendment Effective Date, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Credit Agreement, and each reference in the other Credit Documents to “Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended hereby, and this Amendment and the Credit Agreement shall be read together and construed as a single instrument.
(e)    Nothing herein shall be deemed to entitle Holdings and the Borrower to a further consent to, or a further waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Credit Document in similar or different circumstances.
Section 6. Execution in Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original but all of which when taken together shall constitute a single contract. Delivery of an executed signature page to this Amendment by facsimile or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Amendment.
Section 7. Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

Section 8. Headings. Section headings used herein are for convenience of reference only, are not part of this Amendment and are not to affect the construction of, or to be taken into consideration in interpreting, this Amendment.
Section 9. Severability. In the event any one or more of the provisions contained in this Amendment should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.
Section 10. Reaffirmation. Each of the Credit Parties party to the Guarantees, the Security Documents and the other Credit Documents, in each case as amended, restated, amended and restated, supplemented or otherwise modified from time to time, hereby (i) reaffirms each Lien granted by such Credit Party to the Collateral Agent for the benefit of the Secured Parties and reaffirms the guaranties made pursuant to the Guarantees and (ii) acknowledges and agrees that the grants of security interests by and the guaranties of the Credit Parties contained in the Guarantees, the Security Documents and the other applicable Credit Documents are, and shall remain, in full force and effect after giving effect to this Amendment.

Section 11. Entire Agreement. The terms and provisions hereof, the Credit Agreement and the other Credit Documents constitute the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersedes any and all prior or contemporaneous amendments or understandings with respect to the subject matter hereof, whether express or implied, oral or written.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

CANADA GOOSE HOLDINGS INC.

By:    _/s/ John Black_________________
    Name: John Black
Title:    Chief Financial Officer

CANADA GOOSE INC.

By:    _/s/ John Black_________________
    Name: John Black
Title:    Chief Financial Officer

By:    _/s/ Dani Reiss________________
    Name: Dani Reiss
Title:    President and Chief Executive Officer

Signature Page to Amendment

CANADA GOOSE TRADING INC.

By:    _/s/ Dani Reiss________________
    Name: Dani Reiss
Title:    President, Chief Executive Officer
and Secretary

CANADA GOOSE US, INC.

By:    /s/ Ruth Pitt____________________
    Name: Ruth Pitt
Title:    Vice President

By:    _/s/ Dani Reiss________________
    Name: Dani Reiss
Title:    President and Secretary

CANADA GOOSE INTERNATIONAL HOLDINGS LIMITED

By:    /s/ Penny Brook_________________
    Name: Penny Brook
Title:    Authorized Signatory

By:    /s/ Markus Wonko_______________
    Name: Markus Wonko
Title:    Authorized Signatory

CANADA GOOSE SERVICES LIMITED

By:    /s/ Penny Brook_________________
    Name: Penny Brook
Title:    Authorized Signatory

By:    /s/ Markus Wonko_______________
    Name: Markus Wonko
Title:    Authorized Signatory

Signature Page to Amendment

CANADA GOOSE UK RETAIL LIMITED

By:    /s/ Penny Brook_________________
    Name: Penny Brook
Title:    Authorized Signatory

By:    /s/ Markus Wonko_______________
    Name: Markus Wonko
Title:    Authorized Signatory

Signature Page to Amendment

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH
as Lender, Administrative Agent and Collateral Agent

By: /s/ Judith Smith ______________________
Name: Judith Smith
Title: Authorized Signatory

By: /s/ Tino Schaufelberger________________
Name: Tino Schaufelberger_
Title: Authorized Signatory

Signature Page to Amendment

BANK OF AMERICA, N.A., as a Lender
By:    /s/ Adam Cady
Name: Adam Cady
Title: Managing Director

Signature Page to Amendment

BARCLAYS BANK PLC, as a Lender

By:	/s/ Marguerite Sutton Name: Marguerite Sutton Title: Vice President

Signature Page to Amendment

BANK OF MONTREAL, as a Lender

By:	/s/ Philip Langheim Name: Philip Langheim Title: Managing Director

Signature Page to Amendment

GOLDMAN SACHS BANK USA, as a Lender

By:	/s/ Chris Lam Name: Chris Lam Title: Authorized Signatory

Signature Page to Amendment

MORGAN STANLEY SENIOR FUNDING, INC., as a Lender

By:	/s/ Emanuel Ma Name: Emanuel Ma Title: Vice President

Signature Page to Amendment

ROYAL BANK OF CANADA, as a Lender

By:	/s/ Vishal Nayee Name: Vishal Nayee Title: Authorized Signatory

Signature Page to Amendment

WELLS FARGO BANK, NATIONAL ASSOCIATION, as a Lender
By:    /s/ Maribelle Villaseñor
Name: Maribelle Villaseñor
Title: Director

Signature Page to Amendment